Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

June 2, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed January 29, 2009 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 4, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 8 to the Company’s Registration Statement on Form S-1 (“Amendment No. 8”), containing revisions that have been made in response to the Staff’s comments.

Executive Compensation, page 34

1.
We note your disclosure on page 34 that Mr. Tchaikovsky will receive a total of 52,173 shares, 26,086 of which have been granted and vested and 26,087 of which will vest over the remaining vesting period. We also note that Mr. Tchaikovsky’s employment agreement appears to state inconsistent share numbers. Although the agreement states that he is to receive a total of 52,173 shares, it also states that the shares vest in four equal installments of 17,391 shares every three calendar months, which would be a total of 69,564 shares. Please revise to clarify the total number of shares which Mr. Tchaikovsky will receive under his employment agreement, the vesting schedule of those shares, the number of shares granted and the number of shares vested. To the extent necessary, please also revise your Security Ownership table on page 38 to account for any changes in your disclosure.

Ms Jennifer Riegel
Securities and Exchange Commission
June 2, 2009

Response:  We inadvertently attached the incorrect form of the Loanout Agreement with which we engaged the services of Mr. Tchaikovsky as an exhibit to our current report on Form 8-K filed on May 7, 2008. Under the Loanout Agreement that we executed with Worldwide Officers, Inc., Mr. Tchaikovsky is entitled to 52,173 shares, to vest every three calendar months, including three installments of 13,043 shares and one installment of 13,044. Accordingly, we have attached the correct form of the Loanout Agreement as an exhibit to Amendment No. 8. We have also revised our disclosures accordingly, as reflected on pages 34, and 35-36 of Amendment No. 8, with the disclosures on pages 34 taking into account the 10-for-1 reverse stock split effected on May 12, 2009.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.